SECURITIES AND EXCHANGE COMMISSION
                   FORM S-3 REGISTRATION STATEMENT
                   UNDER THE SECURITIES ACT OF 1933

                      INNOVATIVE MEDICAL SERVICES
        (Exact Name of Registrant as Specified in its Charter)

CALIFORNIA                        3841                   33-0530289
(State of Incorporation)    (Primary Standard       (IRS Employer ID No.)
                          Classification Code)

            1725 Gillespie Way, El Cajon, California 92020
                            (619) 596 8600
        (Address and Telephone Number of Registrant's Principal
          Executive Offices and Principal Place of Business)

                           MICHAEL L. KRALL
            1725 Gillespie Way, El Cajon, California 92020
                            (619) 596 8600
       (Name, Address and Telephone Number of Agent for Service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

CALCULATION OF REGISTRATION FEE
- -------------------------------
Title of each                  Proposed        Proposed
class of           Amount      Maximum         Maximum         Amount of
securities         to be       offering price  aggregate       registration
to be registered   registered  per Share       offering price  fee
- ---------------------------------------------------------------------------

common stock of
selling securities
holders            535,000          $.40             $214,000          $20

* Estimated price in accordance with Rule 457(c)and based upon the last reported sale on the NASDAQ SmallCap Market on November 25, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The exhibit index appears on page II-6 of the sequentially numbered pages of this registration statement. This registration statement, including exhibits, contains 36 pages.

                           TABLE OF CONTENTS


Prospectus Summary...................................................... 1
Risk Factors............................................................ 4
Where You Can Get More Information...................................... 8
Certain Information We Are Incorporating by Reference................... 9
Forward Looking Statements..............................................10
Description of Securities. .............................................10
Selling Securities Holders..............................................11
Plan of Distribution....................................................12
Transfer Agent .........................................................13
Experts.................................................................13
Legal Matters...........................................................13
Legal Proceedings ......................................................13
Business of Innovative Medical Services ............................... 14
Material Changes from Annual Report.....................................25




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                                                               [GRAPHIC OMITTED]

                                             [Innovative  Medical Services LOGO]


                                   PROSPECTUS

535,000 of common stock offered by the selling securities holders.

Innovative Medical Services will not receive any of the proceeds from the sale of shares by the selling securities holders.

Our Shares are traded on the Nasdaq SmallCap Market under the symbol PURE.


On November 25, 2002, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $0.40 per share.

These are speculative securities, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire Investment. Please see the section titled "Risk Factors", page 4.

These securities have not been approved or disapproved by the securities And exchange commission nor has the commission passed upon the accuracy or Adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling securities holders. More information is provided in the section titled "Plan of Distribution page 14."


The date of this prospectus is __, 2002

                               Prospectus Summary

Innovative Medical Services is based in El Cajon, California. We began as a provider of pharmaceutical water purification products. Although our current revenues are still primarily from the pharmacy industry, we have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, silver ion bioscience technologies and boric acid based pesticide technologies. Please see section titled "The Business of Innovative Medical Services" on page 14 for a complete description of our history and business.

Historically, our Fillmaster(R) pharmaceutical water purification, dispensing and measuring products and the National Sanitation Foundation certified replacement filters sold to Fillmaster(R) users has generated the most revenues for us.

Our Nutripure(R) line of water treatment and filtration systems includes the Nutripure 3000S-Series whole-house water softening systems, the Nutripure Elite reverse osmosis point-of-use systems, the Nutripure 2000 countertop water filtration system and the Nutripure Sport filtered sport bottle. We distribute our various Nutripure products in several ways, including retail sales, catalogue placement, business-to-business sales, internet promotion and in-home sales presentations.

Through our subsidiary Nutripure.com, we had operated an e-commerce health website, Nutripure.com(TM), that distributed Bergen Brunswig products. We provided consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to merchandise, the site offered comprehensive health and wellness information in an easy-to-access, intuitive reference format. In December 2001 Bergen Brunswig Corporation requested we release it from its contract to provide the vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We agreed, and therefore, on January 15, 2002, Bergen Brunswig Corporation terminated the distribution license for these products. As a result, we closed our e-commerce division.

Our bioscience division features a patented, aqueous disinfectant called Axenohl(TM). In November 2001, we acquired the patent for Axenohl(TM). The use dilution formulation of Axenohl is called Axen(TM). The EPA registration for use of Axenohl and Axen as hard surface disinfectants has been issued, and we plan to pursue additional EPA and FDA regulatory approvals for other applications. Additional possible uses for this product include wound care, topical infection care, personal disinfecting retail products and food processing, which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

Our bioscience division also includes a line of pesticide technologies. Branded as Innovex(TM), the product line launched in October 2001 with our EPA-approved, patent-pending RoachX(TM). Subsequently, we have developed and launched additional products in the Innovex product line, including and AntX75(TM) baits, two formulas of EPA-exempt non-toxic TrapX rodent lure, Pro's Choice(TM) caulk for pest control operators, and EPA approved CleanKill(TM), the Axen-based hard surface disinfectant for the pest control industry.


----------------------------------------------------------------------------------------------------
                           REVENUES BY DIVISION
----------------------------------------------------------------------------------------------------
                             Fiscal Year Ended      % Total      Fiscal Year Ended       % Total
                               July 31, 2002         Sales         July 31, 2001          Sales
-------------------------- ---------------------- ------------- --------------------- --------------
Water Treatment Division           2,188,900             68.3%       2,057,100                85.4%
-------------------------- ---------------------- ------------- --------------------- --------------
Bioscience Division                1,017,500             31.7%         352,600                14.6%
-------------------------- ---------------------- ------------- --------------------- --------------
Total Revenues                     3,206,400                        $2,409,700
-------------------------- ---------------------- ------------- --------------------- --------------


Securities Offered:   535,000 shares offered by the selling securities holders.

We are not offering any of the selling securities holders securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders shares. See "Selling securities holders" page 11 and "Plan of Distribution" page 12.

Use Of Proceeds: Innovative will not receive any of the proceeds from any sale of the selling securities holder shares.

                              Risk Factors

These securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the prospectus, the following:

Risks of Our Business

1. We had a loss of $2,400,900 in our most recent fiscal year and may continue to have losses in the future which may impair the value of an investment in the shares.

During the fiscal year ended July 31, 2002, we incurred a loss of $2,400,900. This loss resulted primarily from expenditures on new products developed and launched during the year. Specifically, the loss includes a significant increase in General and Administrative Expense because of increased costs associated with developing and marketing the water dealer program and the emerging silver ion and pesticide product lines. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability. This may result in an adverse effect on the market value of an investment in the shares.

2. Our market for Fillmaster(R)Products is maturing and only marginal sales growth is expected.

Water treatment division sales only increased 6% from fiscal year 2001 to fiscal year 2002, in part because of competition in the pharmaceutical water purification market and because that for Fillmaster products is maturing in that there is a decreasing number of pharmacy chains that do not have water filtration equipment, and that we have sold systems to most major chains. Until this year, Fillmaster revenues have represented almost 100% of our revenue for the past six fiscal years. The competitor's impact on the market has affected our volume of filter replacement sales. Limited growth or a decline in Fillmaster sales may have an adverse effect upon our ability to not only achieve profitability but also to finance the development and marketing of new products. This may result in an adverse effect on the market value of an investment in the shares.

3. We are marketing new products and technology which have not been accepted into the marketplace.

We have begun marketing our new antimicrobial silver ion technology to industrial markets including healthcare, dental, veterinary and food processing as well as to consumer products markets. We have also begun marketing our environmentally safe pesticides. Risks involved in introducing these new products include liability for product effectiveness and competition from existing or emerging sources.

4. Some of our new bioscience products must be approved by government agencies, and we may be delayed or prevented from selling the new products until such approvals are obtained.

Some of our new bioscience applications for the healthcare markets and food preparation markets will require government agencies approvals prior to marketing or sale in the United States. We have not yet applied for Food and Drug Administration or Department of Agriculture approval. If these applications are not approved we will not be able to market or sell such products which would limit the revenues which may be realized from bioscience products. Even after approval, we will remain subject to changing governmental policies regulating antimicrobial products. We also intend to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.

5. Our new products will be competing against well established and extremely large chemical and pharmaceutical companies.

Our silver ion products and pesticide products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing our brand recognition and distribution methods while are competitors already have well established brands and distribution and many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.

7. We may not be able to protect and enforce our patents and intellectual property.

We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

We have filed for U.S. and foreign patent applications and trademark registrations for our patents and trademarks. It is also possible that competitors or others will create and use products in violation of our patents and adopt service names similar to ours. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States, or other countries that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the regulatory agencies who determine priority of rights to the trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results.

Finally, to the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a "first-to-file" trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

8. We may face product liability for the products we manufacture and sell.

As a business which manufactures and markets products for use by consumers, we may become liable for any damage caused by our products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming, result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.

9. We may face liability for marketing our Nutripure consumer water filtration products with the phrases "Pharmacist Recommended" and "Pharmacist Trusted".

We use the phrases "Pharmacist Recommended" and "Pharmacist Trusted" in our marketing materials for Nutripure consumer water filtration products. We base our use of the phrase on limited focus group information and comments received from individual pharmacists regarding the benefits of purified water. No independent pharmacist organization has ever issued us a recommendation or even evaluated our products. As a result there is a risk that allegations of deceptive advertising could be made against us by state or federal agencies responsible for enforcing truth in advertising laws. Whether such allegations would be meritorious or not, the negative publicity of such allegations could have a material adverse effect on our sales of consumer water filtration products. In addition fines could be imposed upon us and we could be required to change our marketing material which would represent a material cost to us.

10. Doing business in Brazil present risks for a small company doing business in other countries.

Doing business in Brazil while being a small business headquartered in the United States presents risks associated with the cost of developing and maintaining operations in a foreign country with an unfamiliar legal and business environment. In addition, volatility in the value of the Brazilian currency creates uncertainty as to the profitability of operating in Brazil. If our Brazilian operations are not successful it could have a materially adverse effect upon our business.


Risks of Investing in our Common Stock

1. The price and trading volume of our common stock has been highly volatile and could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

Since going public in August 1996, the price and trading volume has been highly volatile. The price range has been from below $1 per share to over $7 per share. In addition, the monthly trading volume has varied from under 200,000 shares to over 3,000,000 shares. Investors need to consider this volatility which could result in lower prices being available to the investor if the investor desires to sell their shares at a given time.

2. The listing of our common stock on the Nasdaq SmallCap Market is subject to our meeting their continued listing requirements and failure to maintain our listing could adversely effect an investor's ability to sell the shares and the available price for the shares when sold.

Our common stock is listed on the Nasdaq SmallCap Market and is subject to being removed from this market if we do not meet the continued listing requirements. These continued listing requirements include maintaining a stock price over $1 per share as well as maintaining at least $4,000,000 in assets with $2,000,000 of net assets as well as other requirements. As of the date of this prospectus, we do not meet the $1 per share maintenance requirement and by the end of January 2003, we will have exceeded NASDAQ's six month grace period for having traded below $1 per share. If we should fail to maintain these requirements and our common stock was moved from the Nasdaq SmallCap market and was traded on the Over-The-Counter Electronic Bulletin Board Market which does not have similar continued listing requirements, an investor's available price and ability to sell the shares could be adversely effected as many broker-dealers and many investors will not trade or invest in securities traded on the Over-The-Counter Electronic Bulletin Board Market.

3. Our common stock may be classified as a "Penny Stock" which could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

In the event that our common stock was removed from the Nasdaq SmallCap Market for failure to meet the continued listing criteria, we believe that our common stock would be characterized as "penny stock" under U.S. Securities and Exchange Commission regulations. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

4. The number of shares issuable upon exercise of stock options and outstanding common stock purchase warrants may adversely affect the market price for our shares.

We have adopted a 1996 Incentive Stock Option Plan, a 1996 Directors and Officers Stock Option Plan, a 1998 Directors and Officers Stock Option Plan, a 2000 Directors and Officers Stock Option Plan, a Scientific Consultants and Advisors Stock Option Plan, an ETI H2O Corporation Stock Option Plan for our subsidiary which manufactures Axenohl, a 2002 Incentive Stock Option Plan and a 2002 Non-Qualified Stock Option Plan. We have reserved 10,500,000 common shares for issuance under these plans. As of the date of this prospectus options to acquire over 5,400,000 shares have been awarded pursuant to these plans. In addition, common stock purchase warrants to acquire up to 83,334 shares of common stock for $4.00 per share on or before January 28, 2003 are currently outstanding The exercise of options and common stock purchase warrants and sale of underlying shares could have an adverse effect on the market for the shares.

Where You Can Get More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq SmallCap Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement on Form S-3, as permitted by the SEC. Refer to the registration statement on Form S-3, including the exhibits, for further information about us and our common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by us with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Donna Singer Vice President, Innovative Medical Services, 1725 Gillespie Way, El Cajon, California 92020. Telephone requests may be directed to Ms. Singer at (619) 596 8600.

Certain Information We Are Incorporating By Reference

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     -- Form 8-A Registration Statement as amended filed on July 22, 1996 and the Description of the Common Stock incorporated by reference therein from the Registration Statement on Form SB-2 dated August 8, 1996 SEC file no 333-434.

     -- Form 10-KSB Annual Report for the fiscal year ended July 31, 2002 filed on October 29, 2002

     -- Amendment No. 1 to Form 10-KSB Annual Report for the fiscal year ended July 31, 2002 filed on November 26, 2002

     -- All other documents filed by us after the date of this prospectus under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, are incorporated by reference herein to be a part thereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Innovative Medical Services
1725 Gillespie Way, El Cajon, California 92020
e-mail: dsinger@imspure.com / 619 596 8600
        -------------------

This prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Forward-Looking Statements
This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including statements regarding our drug development programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "anticipates", "estimates", "plans", "projects", "believes", or similar expressions and variants of those words or expressions.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                        Description Of Securities
Common Stock

We are authorized to issue up to 50,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors.

Private Placement Warrants

83,334 Private Placement Warrants were sold in January, 2001. These January 2001 Private Placement Warrants entitle the holder to acquire an additional share of common stock for $4.00 per share on or before January 28, 2003.


Placement Agent Warrants

15,000 Warrants were issued to the principals of Stonegate Securities, Inc., in connection with that firm's placement of shares sold in June 2002. These warrants entitle the holder to acquire up to 15,000 shares of common stock at $1.00 per share on or before June 30, 2007.

                        Selling Securities Holders

The following Selling securities holders whose shares have been registered for public resale are set forth below:

SELLING                       SECURITIES   SECURITIES  %Before     %After
SECURITIES HOLDER             OWNED        OFFERED     Offering    Offering

Colt Communications LLC       350,000      350,000        4.0%        *

Colt Communications LLC
Money Purchase
Pension Plan                   50,000      50,000        0.6%         *

Siddle Family Trust            25,000      25,000           *         *

SPS LLC                        50,000      50,000        0.6%         *

Olivia D. Laird                30,000      30,000           *         *

Jerry A. Moore                 30,000      30,000           *         *

* Less than 0.5%.


Colt Communications, LLC is an Arizona limited liability company controlled by Charles Siddle. Colt Communications has a business development consulting agreement with Innovative Medical Services. Colt Communications is affiliated with S.P.S. LLC., which has provided Innovative Medical Services with a $500,000 line of credit.

SPS, LLC is an Arizona limited liability company controlled by LeeAnn Newcomb and is an affiliate of Colt Communications LLC. S.P.S. LLC., has provided Innovative Medical Services with a $600,000 line of credit.

Siddle Family Trust, is an Arizona trust, for which Charles Siddle is the controlling Trustee and whose beneficiaries are members of Mr. Siddle's family.

Jerry A. Moore is a consultant to Innovative Medical Services with respect to regulatory matters regarding our pesticide products. Mr. Moore received 60,000 shares for his services of which he transferred 30,000 shares to Ms. Olivia Laird, an associate working with Mr. Moore on regulatory matters with respect to our pesticide products.

Except as noted above, none of the selling securities holders nor any of their affiliates have ever held any position, office, or other material relationship with Innovative Medical Services nor hold any additional shares of Innovative Medical Services.

             Selling Securities Holders Plan Of Distribution

The Selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling securities holder.

The distribution of the Selling securities holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

     1.   Over-the-counter market sales
     2.   Privately negotiated sales
     3. By writing of options on the shares (whether such options are listed on an options exchange or otherwise).

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A selling securities holder may pledge the shares from time to time in connection with such Selling securities holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus. We will not receive any of the proceeds from the sale of any of the shares by the selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Transfer Agent: The transfer agent with respect to the shares is Computershare Investor Services Inc., Lakewood, Colorado.


Experts: We are relying on the report of Miller and McCollom, Certified Public Accountants for their report on the fiscal years ended July 31, 2002 and 2001, given on the authority of said firm as experts in auditing and accounting which is incorporated by reference in this prospectus from the Annual Report on Form 10-KSB for the year ended July 31, 2002.


Legal Matters: The legality of the shares offered will be passed on for us by Dennis Brovarone, Attorney at Law, Littleton, Colorado. Mr. Brovarone is also a Director of Innovative Medical Services.


Legal Proceedings

Reitz Litigation: A legal proceeding in the Circuit Court of Pinellas County, Florida was filed by Zedburn Corporation, against us for breach of contract in October 1997. The breach of contract alleged was for payment of fees for Mr. David Reitz's and Mr. Steven Durland's services of arranging a public offering of our common stock. We has filed counterclaims based upon the Racketeer Influenced and Corrupt Organization (RICO) Act against David Reitz, Zedburn Corporation, Capital Development Group, Steven Durland and other defendants. It is our position that Mr. Reitz and others perpetrated a scheme to defraud us of cash fees and securities in connection with purported services of arranging a public offering of our common stock. In October 1997, Mr. Reitz and Zedburn filed for protection under the Federal bankruptcy laws. In August 1998, Mr. Reitz voluntarily dismissed his bankruptcy and as a result thereof we named Mr. Reitz as a defendant to our counterclaims.

We believe that the defendants had perpetrated similar schemes against other parties. We also believe it has substantially completed discovery and complied compelling evidence to prove its claims.

Several of the Defendants filed Motions to Dismiss our counterclaims. A hearing on the Motions was held on October 1, 1998. Certain of the Motions were granted pending our amendment of its Counterclaim. We amended our Counterclaims in accordance with the judge's rulings. Certain Defendants filed second Motions to Dismiss the amended Counterclaims. A hearing on these latest motions was held in March 1999, before a different judge than the judge who ruled on the first motions. On April 20, 1999, Orders were entered granting the Defendants' Motions to Dismiss. However these Orders did not state the basis for the Orders, nor was our legal counsel provided notice of the Orders or a copy of the new judge's correspondence offering a "formal ruling" upon request. In May 1999 we filed an Appeal of the Orders and Motions for Reconsideration based upon inconsistency of the Orders with the previous judge's rulings and the lack of notice to us. In August 2001, the Court of Appeals reversed the trial court's ruling and reinstated our claim against the defendants with the exception of our RICO action. We intend to pursue a trial as soon as possible.

We have neither accrued a liability in its financial statements regarding this litigation nor disclosed the matter in the footnotes thereof. We have not done so because we do not believe there is any merit to Mr. Reitz's claims and that the likelihood that we will realize a loss from these matters is believed remote. In addition, we believe that in the unlikely event that we settle, the amount of any such settlement would not be material to our financial statements.


                   The Business of Innovative Medical Services
Overview
Innovative Medical Services began as a provider of pharmaceutical water purification products. Although our current revenues are still primarily from the pharmacy industry, we have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, health and wellness-related retail and e-commerce merchandise, silver ion bioscience technologies and boric acid based pesticide technologies.

Water Treatment Division
The Fillmaster(R) pharmaceutical water purification, dispensing and measuring products include the Pharmapure(R) water purification system, the FMD 550 dispenser, the patented Fillmaster 1000e computerized dispenser and the patented Scanmaster(TM) bar code reader. We also market proprietary National Sanitation Foundation certified replacement filters for the Fillmaster Systems.

Our Nutripure(R) line of water treatment and filtration systems includes the Nutripure 3000S-Series whole-house water softening systems, the Nutripure Elite reverse osmosis point-of-use systems, the Nutripure 2000 countertop water filtration system and the Nutripure Sport filtered sport bottle. We distribute our various Nutripure products in several ways, including retail sales, catalogue placement, business-to-business sales, internet promotion and in-home sales presentations.

E-Commerce Division
Through our subsidiary Nutripure.com, we had operated an e-commerce health website, Nutripure.com(TM), that distributed Bergen Brunswig products. We provided consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to merchandise, the site offered comprehensive health and wellness information in an easy-to-access, intuitive reference format. In December 2001 Bergen Brunswig Corporation requested we release it from its contract to provide the vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We agreed, and therefore, on January 15, 2002, Bergen Brunswig Corporation terminated the distribution license for these products. As a result, we closed our e-commerce division.

Bioscience Division
Our bioscience division features a patented, aqueous disinfectant called Axenohl(TM). In November 2001, we acquired the patent for Axenohl(TM). The use dilution formulation of Axenohl is called Axen(TM). The EPA registration for use of Axenohl and Axen as hard surface disinfectants has been issued, and we plan to pursue additional EPA and FDA regulatory approvals for other applications. Additional possible uses for this product include wound care, topical infection care, personal disinfecting retail products and food processing, which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

Our bioscience division also includes a line of pesticide technologies. Branded as Innovex(TM), the product line launched in October 2001 with our EPA-approved, patent-pending RoachX(TM). Subsequently, we have developed and launched additional products in the Innovex product line, including and AntX75(TM) baits, two formulas of EPA-exempt non-toxic TrapX rodent lure, Pro's Choice(TM) caulk for pest control operators, and EPA approved CleanKill(TM), the Axen-based hard surface disinfectant for the pest control industry.

History
Innovative Medical Services was incorporated in the State of California on August 24, 1992, to pursue the immediate business of manufacturing and marketing the Fillmaster and subsequently a broadly based business of delivering advanced technology, equipment and supplies to not only the pharmacy industry, but also other healthcare markets and to retail consumers.

In the past five years, Innovative Medical Services transitioned from a one-product company supplying a niche market to a multi-division company managing new products and programs. In addition to expanding the Fillmaster product line with the Fillmaster 1000e and the Scanmaster, we launched a line of residential water treatment and filtration products. Through acquisition, we have also expanded into the bioscience arena with our Axenohl antimicrobial products and our Innovex pesticide products.

In 1997, we developed and launched the now-patented Fillmaster 1000e computerized, electronic dispenser as an upgrade dispenser to the Fillmaster pharmaceutical water purification and dispensing system.

In 1997 and 1998 we developed our entry-level residential water system, Nutripure(R) NP2000CT. After 18 months of extensive market research, Innovative Medical Services completed development of this carbon countertop system and released the product in June 1998.

In October 1998, Innovative Medical Services acquired AMPROMED, Rio de Janeiro, Brazil, and certain assets of Export Company of America Inc. (EXCOA), Fort Lauderdale, FL, and established a new Nevada corporation to hold and operate the export/import operation. AMPROMED's primary business is the sale of medical, dental and veterinary disposable products. In addition to medical supplies, we plan to distribute water treatment and silver ion products to Brazil through AMPROMED. Since the acquisition, the economic conditions in the region have declined and implementation of the project has been delayed. We no longer have immediate plans to import medical and dental supplies into Brazil but we believe, however, that Ampromed is a vital part of our plan to market and sell Axenohl, RoachX and the Nutripure line of water treatment products.

In 1999 we developed and launched yet another enhancement to our Fillmaster pharmaceutical water purification and dispensing system, the Scanmaster bar code reader. Designed as an add-on upgrade to the Fillmaster 1000e computerized dispenser, the Scanmaster allows the user to scan a prescription's NDC bar code in front of the dispenser, and the Fillmaster 1000e displays the product name and required water quantity. The Fillmaster System then dispenses the prescription with one touch of a button.

In December 1999, we formed a wholly owned subsidiary, Nutripure.com, to capitalize on internet commerce opportunities focusing on health and wellness. In January 2000, we began the process to spin off Nutripure.com as a separate public company. During the intervening time, adverse market conditions for solely internet-based ventures eroded Management's confidence in the viability of a public market for Nutripure.com common stock. Therefore, in October 2000, our Board of Directors elected to retain Nutripure.com as an operating division of Innovative Medical Services in order to minimize the substantial administrative expense associated with launching and operating a public company.

Also in 1999, we began investigating marketing opportunities for a silver-ion based technology called Axenohl. The Axenohl patent was owned at the time by NVID International.

Early in 2000, after concluding that we wished to pursue development and marketing of the Axenohl technology, we engaged in a marketing and licensing agreement with NVID International for Axenohl for specific market segments in specific geographic areas.

In mid 1999, we launched Nutripure.com, a wholly-owned subsidiary e-commerce venture established to market vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We partnered with Bergen Brunswig as our supplier for this program.

In 2000 we launched the Nutripure Dealer program which expanded our product line to include whole-house water conditioning systems other point-of-use water treatment equipment while expanding our distribution network by offering these products to independent water treatment for sale to the public under IMS' Nutripure brand.

In 2001 we acquired the marketing rights and patent to our boric acid pesticide technologies. The first of these products developed, RoachX, launched in October 2001.

In late 2001, as part of a litigation settlement with NVID regarding the marketing rights to Axenohl, we acquired the patent to the Axenohl technology.

In December 2001 Bergen Brunswig Corporation requested we release it from its contract to provide the vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We agreed, and therefore, on January 15, 2002, Bergen Brunswig Corporation terminated the distribution license for these products. As a result, we closed our e-commerce division. The website is being held for resale.

In mid-2002 we expanded our Innovex line of pesticides to include RoachX, AntX75, two formulas of TrapX, Pro's Choice silicone caulk and CleanKill, a hard surface disinfectant for use in the pest control industry that uses Axenohl disinfecting technology.

In 2002 we relaunched the Nutripure Dealer program and changed our Nutripure.com wholly-owned subsidiary to Nutripure Corporation The corporation is now being used to operate the Nutripure Dealer program.


Principal Products and Markets

Water Treatment Division

Pharmaceutical Water Treatment
Fillmaster(R) The Fillmaster dispensing apparatus, connected to the Pharmapure(R) reverse osmosis water filtration system, provides measured amounts of purified water for reconstitution of liquid oral antibiotics and certain other pharmacy applications. Pharmapure is a six-stage water purification unit featuring an electronic water purity testing module and an auxiliary faucet for dispensing purified water. Fillmaster is a calibrated volumetric measuring and dispensing apparatus. The entire system (the "Fillmaster System") integrates with the building's tap water plumbing and is closed and pressurized to prevent contamination.

The Fillmaster System saves time and money for pharmacies. According to our testing, the Fillmaster has a fill rate at least three times that of previous bottle-and-hose methods, and direct and indirect costs associated specifically with bottled water are reduced or eliminated. Pharmacy storage space can be reallocated to more profitable items, labor savings accompany the efficiencies, and the expense of bottled water purchases of up to $1.25 per gallon is replaced by one annual filter change. Under optimum usage, a pharmacy reduces the cost of "purified water" to approximately $.04 per gallon.

In addition to efficiency and cost savings, the Fillmaster System increases prescription integrity by greatly reducing the possibility of human error while dispensing prescriptions. The patented Fillmaster 1000e employs multiple microprocessors to provide accurate and even-flow dispensing. We sell Fillmaster 1000e dispensers as an upgrade to existing installations and as a component of new installations. The Scanmaster, launched in August 1999, is a pager-sized, modular upgrade to the Fillmaster 1000e. A user simply scans a prescription's NDC bar code in front of the dispenser, and the Fillmaster 1000e displays the product name and required water quantity. The Fillmaster System then dispenses the prescription with one touch of a button. The advanced technology of the Fillmaster 1000e computerized dispenser and the Scanmaster bar code reader ensures accuracy of measurement and assurance of compliance to minimize liability.

This is a finite, niche market in which our significant customers to date consist primarily of domestic retail chain pharmacies. There are approximately 72,000 pharmacies in the United States and Canada, with many thousands more worldwide. Water-mixed antibiotic prescriptions, for which the Fillmaster is primarily used, make up approximately 12.6% of a pharmacy's total prescriptions and approximately 20% of a pharmacy's gross profit. We have installed over 20,000 Fillmaster dispensers in pharmacies across the nation, including Wal-Mart, Walgreens, Albertson's/American Stores, Eckerd, Fred Meyer, Target, CVS, Kroger, Smith's Food and Drug, Longs Drugs, Rite-Aid, Drug Emporium, Fry's, Hi-School Pharmacies, H-E-B, Fleming, Giant and Snyders. Also included in the customer base are many United States Military Clinics, including Bethesda Naval Hospital; the Kaiser Foundation for Medical Care; the Mayo Clinic and several hundred Independent and Hospital Pharmacies.

Fillmaster(R) System Filters We also market unique and proprietary NSF certified filter replacements for the Fillmaster's Pharmapure water purification system, which require changing at intervals of approximately 12 months or sooner as indicated by the purity testing module. The filter replacements represent a significant continuing source of revenues to us.

Customer Service Plan 2000(TM) Innovative Medical Services offers outstanding service to its pharmacy customers with its exclusive Customer Service Plan 2000 (CSP 2000). The CSP 2000 provides an unlimited warranty on all Innovative Medical Services pharmacy products, regardless of age or quantity; significant discounts on maintenance item costs; free software upgrades for the Fillmaster 1000e and Scanmaster; a secure web site that allows pharmacy customers to monitor history, scheduled maintenance and account status; automatic replacement filter shipments; and simplified, annual invoicing. Motivated by the cost savings and the extended warranty coverage, most of our chain customers have entered into multi-year contracts for the CSP 2000.

Residential Water Treatment Products
Nutripure(R) Dealer Program Innovative Medical Services' Nutripure Water Dealer Program offers existing independent water treatment dealers a line of residential water softening and other point-of-use water treatment equipment for sale to the public under IMS' Nutripure brand. In addition, the program provides complementary, industry-unique financing that extends credit to consumers for the purchase of water treatment equipment from participating dealers. We realize revenues from both the sale of Nutripure equipment and the financing. The Nutripure whole-house water softening systems, like most water softening systems on the market, are typically professionally installed in a customer's basement or garage and require electricity. The Nutripure water softening systems, comprised of a resin tank, brine tank and controller, extract minerals from the water through an ion exchange process. Nutripure whole house systems are often installed in conjunction with Nutripure reverse osmosis systems.

We have formed alliances with independent dealer groups, finance companies and leading equipment component manufacturers to create a marketing program to sell and finance whole-house water treatment systems through existing dealers. We believe this marketing strategy provides consumers and independent dealers a name and image they can trust. The programmable systems come equipped with microprocessors and electronic water meters to monitor daily water usage and provide automatic, demand-based water conditioning. An electronic memory stores operating system information, and battery backup keeps it current if power is lost.

Innovative Medical Services' Nutripure Water Dealer Program also offers a Nutripure line of residential drinking water systems combines reverse osmosis technology with carbon filtration to improve the taste, smell, quality and safety of standard tap water. Reverse osmosis is a water treatment process that removes contaminants from water by using pressure to force the water molecules through a semi-permeable membrane. Carbon, sometimes referred to as activated carbon, is a water treatment medium commonly used for dechlorination and for reducing trace and soluble materials from water. We also market unique and proprietary filter replacements for the Nutripure residential drinking water systems that require changing every 12 months.

The Nutripure reverse osmosis filtration system is comprised of a storage tank, a faucet and a water filtration apparatus which includes a sediment filter, pre- and post-carbon filters and a reverse osmosis membrane. Nutripure requires neither professional installation nor electricity to operate. The Nutripure system filters to .001 micron and reduces heavy metals, chemicals and microorganisms, such as cryptosporidium and giardia, as well as reducing bad taste and odor from drinking water. A micron is a measurement unit equal to one millionth of a meter. Micron measurements are applied to water filtration systems to indicate the particle size at which suspended solids larger than that size will be removed.

Nutripure(R) 2000 Innovative Medical Services entered the retail venue with its Nutripure 2000 Countertop Water Filtration System. Nutripure 2000, developed specifically for mass merchandising, offers water filtration technology at competitive pricing. Nutripure's filter component is a one-micron, carbon microfilter that reduces dirt, chemicals, lead and parasites to improve the taste, quality and safety of tap water. The Nutripure 2000 requires no assembly, mounts directly to a faucet and features a 2,000-gallon capacity filter, an automatic bypass shutoff valve, an electronic monitor that reminds users when to change the filter, and an exclusive filter design that prevents leaking and contamination because water flows only through the completely sealed filter cartridge. We distribute Nutripure 2000 through retail outlets in the United States.

The filter component, manufactured by Omnipure Filter Company of Caldwell, Idaho, has been tested by Spectrum Laboratories to meet or exceed National Sanitation Foundation Standard No. 53 Health Effects and Standard No. 42 Aesthetic Effects. These tests determine if the product meets the most stringent standards set by the NSF for consumer water filtration. Spectrum Labs, Inc. is an independent laboratory in New Brighton, Minnesota. The testing on the Nutripure product was paid for by Omnipure Filter Company, Caldwell, Idaho. The test reports were submitted by Spectrum Labs, Inc. to Omnipure on April 6, 1998. We had no prior relationship with Spectrum Labs when the tests were conducted. We selected the Omnipure filter component for the Nutripure 2000 in part because it had this testing available, though there are several other similar quality filter components readily available. Other than purchase orders there is no written agreement between us and Omnipure.

Spectrum Labs' Product Testing Department conducted testing on the product for chlorine reduction in accordance with test protocol contained in NSF International Standard Number 42 "Drinking Water Treatment Units/Aesthetic Effects," Appendix B, "Chemical Unit Test Methods," Section I, "Procedure - Plumbed-In and Faucet Mounted Taste, Odor and Chlorine Reduction Units Without Reservoir," revised June 1988. The product was found to meet the requirements for compliance under Standard Number 42 for taste, odor and chlorine reduction for Class I filters.

In addition, Spectrum Labs evaluated the product for cyst and turbidity reduction and structural integrity in accordance with test protocol contained in NSF International Standard Number 53, "Drinking Water Treatment Unites/Health Effects," Section 6.12, "Mechanical Filtration Test Methods," and Section 6.6, "Structural Integrity Performance. The filter media evaluation was performed based on test protocol contained in NSF Standard Number 53, Section 6.7, "Filter Media." Influent and effluent samples were analyzed for cyst reduction using American Society for Testing and Materials Method Number F796 which is a standard particle counting method. Samples evaluated for turbidity were analyzed using EPA Method Number 180.1 which is a nephelometric method. NSF Standard Number 53, Section 6.6.1.2 protocol was used to perform the pressure evaluation for structural integrity. The product was found to meet the requirements for compliance under NSF Standard Number 53 for cyst and turbidity reduction, filter media evaluation and structural integrity performance.

Nutripure(R) 2000 Replacement Filters We also market replacement filters for the Nutripure 2000 water system. The Nutripure 2000 contains a 2,000-gallon filter that must be changed every year.

Nutripure(R) Sport Filtered Sport Bottle The Nutripure Filtered Sport Bottle, also offered as a private label or premium item, provides clean, great-tasting water for on-the-go consumers. The Nutripure Filtered Sport Bottle features a small carbon filter at the bottom end of the plastic straw so that, as the consumer drinks through the straw, the water is drawn up through the filter. An innovative alternative to buying expensive bottled water, Nutripure Sport filters an average of approximately 30 microns, reducing sediment and chlorine, and can be refilled 60 times before an inexpensive filter change is required. The Nutripure Sport program provides recurring revenue through sales of the replacement filter twin pack.

RETAIL PRODUCTS DIVISION
Medifier(TM) We also market the Medifier, a patented universal prescription bottle label magnifier. The Medifier holds various sized prescription bottles in position under a magnifier strip that enlarges dosage and use instructions to a clearly readable size. The Medifier is marketed to Innovative Medical Services' existing sales channels, as well as through catalogue sales and promotional products distributors.

E-COMMERCE DIVISION
Nutripure.com(R) In December 1999, we formed a wholly owned subsidiary, Nutripure.com, to capitalize on internet commerce opportunities focusing on health and wellness. In January 2000, we began the process to spin off Nutripure.com as a separate public company. During the intervening time, adverse market conditions for solely internet-based ventures eroded Management's confidence in the viability of a public market for Nutripure.com common stock. Therefore, in October 2000, our Board of Directors elected to retain Nutripure.com as an operating division of Innovative Medical Services in order to minimize the substantial administrative expense associated with launching and operating a public company.

In December 2001 Bergen Brunswig Corporation requested we release it from its contract to provide the vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We agreed, and therefore, on January 15, 2002, Bergen Brunswig Corporation terminated the distribution license for these products. As a result, we closed our e-commerce division.

BIOSCIENCE DIVISION
Silver Ion Technologies
Our bioscience division includes a silver ion technology called Axenohl(TM). Axenohl is a patented, aqueous disinfectant. The use dilution formulation of Axenohl is called Axen(TM). The EPA registration for use of Axenohl and Axen as hard surface disinfectants has been issued. The first Axen-containing product we developed was our CleanKill(TM) hard surface disinfectant for sale to the pest control industry. We intend not only to sell our own Axen-based hard surface disinfectant products, but also to sell Axen as an additive to other manufacturer's products.

The current EPA approval of Axen is based on prior testing using 12-part per million (ppm) strength. In February and March 2002, we announced the results of a battery of tests using an increased formula strength of 30-ppm to meet rigorous standards of potential product partners and to achieve the shortest possible kill times on a greater scope of microbes. The tests were performed by nationally recognized independent laboratories Nelson Laboratories of Salt Lake City, Utah and AppTec ATS, St. Paul, Minnesota, under AOAC protocol and GLP regulations in accordance with EPA regulations.

Specific Axen test results include:
                  30-Second Kill Time ---At 30 ppm, Axen demonstrated a 30-second, 99.9999% kill of standard indicator organisms including Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella cholerasuis ATCC 10708. Each is regarded as ever present in nearly every person's life and is also a frequent human pathogen.

                  Residual Kill Activity --- The residual activity of Axen was tested at 0, 1, 6, and 24 hours after application to a hard surface against standard indicator organisms (Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella cholerasuis ATCC 10708). Quantitative residual results at 24 hours after initial application show a 99.99% reduction in all three bacteria tested.

                  Bacteria---Additional testing of Axen against Methicillin Resistant Staphylococcus aureus ATCC 700698 (MRSA), Vancomycin Resistant Enterococcus faecium ATCC 700221 (VRE) and Escherichia coli OH157 ATCC 43888 demonstrated a 99.9999% kill in 2 minutes. These specific bacteria are especially problematic in hospitals because of their resistance to antibiotics. Further, Axen showed a 99.9999% kill in 30 seconds against Listeria monocytogenes ATCC 19111. Food processing operations are challenged to keep this bacterium under control.

                  Fungus --- Axen demonstrated a 99.9999% kill in 10 minutes of the common athlete's foot fungus, Trichophyton mentagrophytes ATCC 9533. After review and approval by the EPA, this data will allow the Company to add a fungicidal claim to its hard surface disinfectant label.

                  Viruses --- Axen also demonstrated 99.9999% virucidal efficacy against HIV Type 1 in 30 seconds, Herpes simplex virus type 1 in one minute, and Influenza A virus ATCC VR-544, Rhinovirus type R 37 ATCC VR-1147, Strain 151-1 and Poliovirus type 2 ATCC VR-1022, Strain Lansing in 10 minutes. After review and approval by the EPA, this data will allow the Company to add these virucidal claims to its hard surface disinfectant label.

We are awaiting EPA approval of the 30-ppm formula. After receiving EPA approval, we will be able to expand the existing Axen efficacy claims as a hard surface disinfectant.

Based on the EPA toxicity categorization of antimicrobial products that ranges from Category I (high toxicity) down to Category IV, Axen, with its combination of the biocidal properties of ionic silver and citric acid, is an EPA Category IV antimicrobial for which precautionary labeling statements are normally not required. This compares with Category II warning statements for most leading brands of antimicrobial products.

We plan to pursue additional EPA and FDA regulatory approvals for other applications. Additional possible uses for this product include wound care, topical infection care, personal disinfecting retail products and food processing, which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

In March 2001, we signed a five-year contract to provide Axenohl to Dodo & Company, a Korean cosmetics manufacturer and marketer. Under the contract, Dodo & Company would purchase approximately $1.2 million dollars of product from us over five years. In addition to the purchase price, the contract calls for us to receive a reimbursement for research and development and a royalty on sales of the Axen-containing products. The contract requires Dodo & Company to obtain appropriate regulatory clearances in South Korea, but we have no documentation to show that this has been completed. We believe that Dodo & Company has miscalculated the royalties due to us, and we have requested that Dodo & Company reevaluate their royalty calculations. Dodo & Company has requested a renegotiation of the contract including the royalty fee calculation. During the year, Dodo & Company has continued to expand its A-Clinic Club line to include over 10 different products, all of which contain Axenohl as an active ingredient. Because of Dodo & Company's significant investment in the product line, we believe we will be able to renegotiate the contract to the satisfaction of both parties. Until this matter is resolved, however, we are unlikely to ship additional product to Dodo & Company.

On November 30, 2001, the Company acquired the patent for Axenohl, a silver ion based technology which is the basis for the Company's silver ion products. The Company previously licensed the use of this patent.

The Company purchased the patent for 700,000 shares of its common stock plus certain expenses. The Company valued the patent at $1,540,600 based on the market price of the stock exchanged. In addition, the Company agreed to pay royalties in the amount of 5% of gross Axenohl sales until March 2018, the end of the life of the patent. There are minimum royalties due of $1,000,000 for the period of November 2001 to July 31, 2004 and for each fiscal year thereafter. Innovative Medical Services has the right, in its sole and absolute discretion, to pay the minimum royalty in cash or in common stock at prevailing market prices. If the Company determines it does not wish to pay the minimum royalty payment, it has the option at any time to transfer the patent back to the prior owner rather than pay the minimum royalty.

Boric Acid Based Pesticide Technologies
Our bioscience division also includes a line of pesticide technologies. The EPA-approved, patent-pending RoachX(TM) was the first product to launch from the line. The national kickoff took place at the National Pest Management Association meeting in New Orleans, Louisiana, in October 2001. We are selling RoachX through Univar (formerly Vopak) and members of the Speckoz group of nine regional independent wholesalers.

United States Department of Agriculture testing confirms that RoachX is over 96% effective in three to four days with one application for indoor and outdoor eradication of cockroaches, and can be used near children and food preparation areas. Boric acid is a well-known and effective deterrent of cockroaches and will kill them on contact, but cockroaches do not naturally eat the repellent. Although many pesticide products contain boric acid as the listed active ingredient, we believe RoachX to be new because of the combination of boric acid, glycerin and a protein-based attractant in a colloidal suspension to create three unique results: 1) The formula protects the boric acid from water and humidity, 2) The cockroaches perceive the formulation as food and will actually eat the glycerin-encapsulated boric acid, and 3) The formula acts as a time-released pesticide, allowing the cockroach to return to the nest before it dies and then becomes a "bait station" for other roaches in the colony. We believe the product line, containing particular formulas for specific pests, is effective against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests.

At the October 2001 trade show, we also launched Pro's Choice(TM) caulk for pest control operators. We repackage an NSF, USDA and FDA approved food-grade silicone caulk as our Pro's Choice product. Pro's Choice does not contain any pesticide and is a convenience tool for pest control operators for "exclusion", or the filling of cracks and crevices to create a physical barrier insects cannot penetrate.

In January 2002, we formally launched CleanKill(TM), the Axen-based hard surface disinfectant for the pest control industry. CleanKill is approved by the EPA as an additional brand name of Axen.

In March 2002, we received EPA approval for our second pesticide product, AntX 75(TM). Targeted to pest control professionals, AntX 75 is available through commercial distributors in the pesticide industry. AntX 75 combines our patent-pending glycerol boric acid technology with a carbohydrate-based attractant to create a non-drying, time-released bait. The non-drying formula allows ants to feed until the bait is gone. The formula also completely masks the borate in the bait and produces a time-released effect that lengthens the kill time, giving the ants time to return to their nests before dying.

In April 2002, we launched two formulas of non-toxic TrapX rodent lure. This conveniently packaged, non-drying EPA-exempt product is available in fruit formula for roof rats and protein formula for Norway rats and squirrels and eliminates the hassles of mixing and cross contamination that are currently issues for pest management professionals. Both formulas work well for field and house mice and may be used in all types of traps. TrapX is available through commercial distributors in the pesticide industry.

Competition
Although we have only one known competitor in our pharmaceutical water purification market, we face very strong competition in the residential water treatment markets where many large, long-established competitors currently hold most of the market share and have the capital resources available to invest in large national marketing campaigns. The market for Axenohl is highly competitive because we must work to displace traditional disinfecting technologies sold by well-known international industry leaders.

The market is similar for our pesticide products. Although recent changes in EPA regulations may ease our ability to enter the market, ongoing strong market presence of existing pesticide companies may make it difficult to compete. On June 8, 2000, the United States EPA reclassified the Dow Chemical product Dursban (also sold as Lorsban). Over 800 products containing the organophosphate pesticide chlorpyrifos are reclassified and now may only be sold in a significantly diluted form. Sales of original, stronger formulations of such products to retailers ended February 1, 2001, and retailers must remove the products from shelves by December 31, 2001. The current formulations are also banned for commercial and agriculture professionals as of December 31, 2000. Professional pest control companies must use a 100 to 1 diluted version of the current product strength and obtain a waiver of responsibility from the home or business owner. As of June 6, 2001, the product underwent a further 10 to 1 dilution, creating a 1000 to 1 diluted treatment.

Our ProChoice caulk, a companion product to our pesticide products, is a repackaged readily available food-grade silicone caulk manufactured by General Electric. Although competition is significant because the caulk is commercially available from multiple manufacturers in standard 10-11 ounce tubes, we have repackaged it for the convenience of our customers into 4 ounce tubes that fit bait guns used by the pest control operators.

We recognize that innovative marketing methods are required in such competitive markets. We work to focus on the high quality and value price of our products in their markets.

Patents and Intellectual Property
We own patents on the Medifier, the Fillmaster 1000e Electronic Dispenser and the Axenohl technology. In addition, we have a patent application pending for RoachX and related pesticide products. Except for the Nutripure whole-house water treatment systems, our other water treatment products are comprised of combinations of our own proprietary components, custom made components and patented, off-the-shelf components and are assembled and packaged by us. The Nutripure whole-house water treatment systems sold through the Nutripure dealer program are purchased from a variety of manufacturers as private label products for Innovative Medical Services. These manufacturers use patented key components in their products.

The Medifier patent, which expires in March 2010, protects a device for use as a magnifying implement which has a housing member designed to accommodate prescription bottles of various popular sizes therein in a fixed position. A longitudinally moveable magnifying lens slideably mounted in the housing member is utilized to magnify the print contained on an instruction label located on the side of the prescription bottle. Alternate embodiments allow different size medicine bottles to be alternately mounted in concentric fashion, or with the side of the medicine bottles facing the lens in a fixed position.

The Fillmaster 1000e patent expires in August 2017 and protects a method and apparatus for dispensing fluids in response to a user request for a specified amount of the fluid. A microprocessor opens and closes a fluid port for predetermined amounts of time to control the amount of fluid dispensed. The microprocessor monitors the elapsed time and the amount of fluid that has been dispensed since the last time the filter was serviced. In one preferred embodiment, the amount of fluid that is dispensed is measured by continuously monitoring the volume of fluid flowing through the apparatus. A pressure measurement device allows the microprocessor to monitor the fluid pressure. The microprocessor prevents fluid from being dispensed if the pressure is not within a predetermined range of tolerances. The fluid port is opened and closed by activating and deactivating a solenoid. A keypad allows the user to input the amount of fluid that is to be dispensed. A "Wait" period is imposed between the time that the user initiates the first stage and the time the user may initiate the second stage. The microprocessor does not open the fluid port if a "Failure" condition exists. An LCD is provided to display the amount of fluid that the user has requested. In an alternative embodiment, a bar code scanner or other input device allows the user to automatically input the amount of fluid that is to be dispensed.

On November 30, 2001, the Company acquired the patent for Axenohl, a silver ion based technology and its method of making which is the basis for the Company's silver ion products. The Company previously licensed the use of this patent.

The Company purchased the patent for 700,000 shares of its common stock plus certain expenses. The Company valued the patent at $1,540,600 based on the market price of the stock exchanged. In addition, the Company agreed to pay royalties in the amount of 5% of gross Axenohl sales until March 2018, the end of the life of the patent. There are minimum royalties due of $1,000,000 for the period of November 2001 to July 31, 2004 and for each fiscal year thereafter. Innovative Medical Services has the right, in its sole and absolute discretion, to pay the minimum royalty in cash or in common stock at prevailing market prices. If the Company determines it does not wish to pay the minimum royalty payment, it has the option at any time to transfer the patent back to the prior owner rather than pay the minimum royalty.

The United States patent for Axenohl was issued on March 6, 2001, and a supplemental patent has been filed to cover the substitution of 14 other organic acids for citric acid in the formulation.

A patent application for RoachX and related products was filed in February 1998 to protect a nonaqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

Manufacturing
The Fillmaster and Nutripure water systems are assembled in our manufacturing facility at our corporate offices primarily from custom manufactured components. It is our goal to perform minor manufacturing in our facility to minimize wages, equipment expense and insurance. No components of the systems have permanent or unequivocally restricted availability. Many manufacturers are available to produce the components, and a change in suppliers would result in virtually no lost production.

The original Fillmaster dispenser and the new Fillmaster 1000e dispenser are both assembled in our manufacturing facility at our corporate offices mostly from proprietary and custom parts fabricated to our specifications from injection-molded plastic and fabricated acrylic.

The Nutripure Sport bottle is also assembled in our manufacturing facility at our corporate offices from proprietary and custom components manufactured under exclusive agreements with several different manufacturers. Alternative manufacturers exist, and a change in suppliers would result in virtually no lost production. There are no plans to alter production methods.

We manufacture RoachX, AntX and TrapX in our manufacturing facility at our corporate offices and outsource some of the packaging functions. The active and inactive ingredients of these products are readily available multiple manufacturers in the US and abroad.

We purchase caulk manufactured by General Electric for our ProChoice product from a General Electric authorized distributor and repackager. This caulk is readily available through several other manufacturers.

We blend the Axenohl products in our manufacturing facility at our corporate offices from concentrate produced by our subsidiary, ETI-H2O. Silver, the primary active ingredient, is a readily available commodity, and the other active and inactive ingredients of Axenohl are readily available from chemical supply companies.

We purchase water softening and filtering equipment from a variety of manufacturers for the Nutripure water dealer program which they produce and label as Nutripure equipment. We resell to participating water treatment equipment dealers.

Research and Development
Research and Development costs that have no alternative future uses are charged to operations when incurred and are included in operating expenses. The total amounts charged to Research and Development expense were $780,500 and $293,000 in the fiscal years ended July 31, 2002 and 2001, respectively. Our investment in Research and Development during the past year resulted in the release of 4 additions to our pesticide product line, including AntX, Pro's Choice and two formulas of TrapX. Our investment also yielded significant testing results on the new 30-ppm Axenohl formula which in turn allowed us to apply to the EPA for approval of expanded efficacy claims for our hard surface disinfectant.

Employees
As of October 25, 2002, Innovative Medical Services employed thirty-one people, twenty-seven of whom are full-time individuals: nine employees in product assembly and shipping, six employees in sales, marketing and customer service, six employees in research and development and ten employees in management and administration. We choose to outsource more expensive, specialized functions including public relations and selected engineering projects.

Material Changes from Annual Report
There have been no material changes since the filing of our annual report on form 10ksb for the fiscal year ended July 31, 2002 on October 29, 2002 and as amended on November 25, 2002.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered by this prospectus or an offer to sell or a solicitation of an offer to buy the shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Prospectus Summary.......................................................1
Risk Factors.............................................................4
Where You Can Get More Information.......................................8
Certain Information We Are Incorporating by Reference....................9
Forward Looking Statements............................................. 10
Description of Securities. .............................................10
Selling Securities Holders..............................................11
Plan of Distribution....................................................12
Transfer Agent .........................................................13
Experts.................................................................13
Legal Matters...........................................................13
Legal Proceedings.......................................................13
The Business of Innovative Medical Services ............................14
Material Changes from Annual Report  .................................. 25

UNTIL xxxx, 2002 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


                                [GRAPHIC OMITTED]

                            -------------------------
                                   PROSPECTUS
                            -------------------------

                                PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling persons, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

(a) The Company's Certificate of Incorporation provides the Company's Officers and Directors the full extent of the protection offered by the General Corporation Law of the State of California.

(b) The General Corporation Law of the State of California provides that a corporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Corporation Law dealing with the liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

(c) The Company's Bylaws provide that the Company may indemnify its Officers and Directors to the full extent permitted by the General Corporation Law of the State of California.

(d) The General Corporation Law of the State of California provides that a corporation may indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation), by reason of being or having been directors or officers, if such directors or officers acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. The indemnification provided the General Corporation Law of the State of California is not exclusive of any other rights arising under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee                                 $  20
NASD Filing Fee                                   na
Printing Expenses                                100
Accounting Fees and Expenses                       0
Legal Fees and Expenses                        1,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

MARCH 2000 PRIVATE PLACEMENT
NAME OF PURCHASER                  DATE              UNITS(1)     CONSIDERATION
Richard Rogers & Julie Rogers      03/30/00          14,815          $50,000
Mark Vittert & Carol Vittert       03/30/00          14,815          $50,000
Glen Wegner                        03/30/00          14,815          $50,000
Orienstar Finance Limited          03/30/00          14,815          $50,000
Stanford E. Bazilian               03/30/00         103,704         $350,000
Sofisco Nominees Limitied          03/30/00         296,297       $1,000,000
Richard W. Strang Sr Trustee       03/30/00          14,815          $50,000
Strang Mech. Emp. Ret. Trust
William A. Shewalter               03/30/00          29,630         $100,000
John W. Dowd III                   03/30/00          14,815          $50,000
Antonio C Alvarel                  03/30/00          14,815          $50,000
Roy Thung                          03/30/00          14,815          $50,000
Michael Rothaus                    03/30/00          14,815          $50,000
Billy W. Ward                      03/30/00          14,815          $50,000
James Pritsiolas                   03/30/00          14,815          $50,000
George Tagaris                     03/30/00          14,815          $50,000

(1) Each Unit consists of one share of common stock and one Warrant to acquire and additional share of common stock for $5.25 on or before March 31, 2001.

ETIH20, INC. SHARE EXCHANGE
NAME OF PURCHASER                      DATE       # of Shares   CONSIDERATION
Diana L. Korpal                        10/16/00      1,000      Share Exchange
Manuel A. Carrillo                     10/16/00      2,000      Share Exchange
Ana Lorena Carrillo Pacheco            10/16/00      1,000      Share Exchange
Joan M. Curtis,                        10.16/00        240      Share Exchange
Lawrence A. Stranch                    10/16/00      1,000      Share Exchange
Jackson Allen Tuggle &
Lisbeth S. Tuggle                      10/16/00        500      Share Exchange
Jerry K. Spivey                        10/16/00      1,000      Share Exchange
Barbara L. Woolson                     10/16/00     22,000      Share Exchange
Robert H. Cook, Jr.                    10/16/00      1,500      Share Exchange
Brad Riggle                            10/16/00        500      Share Exchange
Arthur Riley and Clarissa Riley        10/16/00        500      Share Exchange
Edwin A. Woolson                       10/16/00      5,143      Share Exchange
Charles Stutts                         02/09/01     20,000      Share Exchange

The Shares issued were in exchange for 100% of the outstanding common stock of ETI H2O, Inc., a Florida corporation. Charles Stutts is a Receiver appointed to collect outstanding debt of Andrew Arata in the case of the SEC v. NVID International, Inc., Case No. 8:97-CV-758-T-27F. Mr. Stutts was issued these shares pursuant to court order upon motion by Mr. Stutts. The Company issued these shares in consideration of Mr. Arata's surrender of his shares in ETIH2O, Inc.

OCTOBER 2000 PRIVATE PLACEMENT
NAME OF PURCHASER                   DATE          # of Shares    CONSIDERATION
Genevieve Schiffmann                11/03/00         37,736      100,000
Professional Trust Mgmt             11/03/00         18,868      $50,000
M.H. & Phyllis S. Singleton         11/03/00          9,434      $25,000
Bavarian Capital Partners           11/03/00          9,434      $25,000
Andrew DeVries III                  11/20/00         18,868      $50,000

OCTOBER 2000 NUTRIPURE.COM  SHARE EXCHANGE
NAME OF PURCHASER                     DATE        # of Shares    CONSIDERATION
Adler Corporation Pty, Ltd.           10/24/00       41,667      Share Exchange
Mathew Kanter                         10/24/00       33,334      Share Exchange
William Schewalter                    10/24/00       25,000      Share Exchange
James Pritsiolas                      10/24/00        8,334      Share Exchange
FTP, Inc.                             10/24/00       25,000      Share Exchange
Richard W. Strang, Sr., Trustee       10/24/00        8,334      Share Exchange
Giltner B. Stevens                    10/24/00        8,334      Share Exchange
Albert Pick III                       10/24/00       16,667      Share Exchange
N. Herrick Irrevocable                10/24/00       16,667      Share Exchange
Securities Trust
C/o Howard Herrick, Trustee

The Shares were issued in exchange for shares of Nutripure.com common stock, a wholly owned subsidiary of the Registrant on the basis of one share of the Registrant's common stock for every six shares of Nutripure.com common stock exchanged.

JANUARY 2001 PRIVATE PLACMENT
NAME OF PURCHASER                   DATE             UNITS(1)      CONSIDERATION
Peter Rozok and
Susan Rozak                         01/24/01         10,000            $ 30,000
Richard Strang                      01/22/01         10,000            $ 30,000
James Pritsiolas                    01/22/01         15,000            $ 45,000
William Shewalter                   01/22/01         10,000            $ 30,000
Solinvest Group Ltd.                01/30/01         33,334            $100,002
Donnie R. Cox                       01/30/01          5,000            $ 15,000

(1) Each Unit consists of one share of common stock and one Warrant to acquire and additional share of common stock for $4.00 on or before January 28, 2002.

APRIL 2001 PRIVATE PLACEMENTS
NAME OF PURCHASER                 DATE             SECURITIES      CONSIDERATION
Solinvest Group, Ltd.             04/27/01         Conv. Deb.        $100,000
Multiasian Ventures Ltd.          04/27/01         Conv. Deb.        $100,000
Harry Singer                      04/30/01          65,000 shares    $ 97,500
Harold Clark                      04/30/01          30,000 shares    $ 45,000
Albert Pick                       04/30/01          30,000 shares    $ 45,000
Keystone Capital Mgmt.            04/30/01          25,000 shares    $ 37,500


NOVEMBER 2001 NVID SETTLEMENT
NAME OF PURCHASER               DATE         SECURITIES           CONSIDERATION
NVID International, Inc.        11/08/01     651,000 Shares         Patent Lit.
Settl.
Andrew Arata                    11/08/01      17,500 Shares         Patent Lit.
Settl.
George Duren                    11/08/01      17,500 Shares         Patent Lit.
Settl.
Dr. Charles Lewis               11/08/01      14,000 Shares         Patent Lit.
Settl.


JANUARY 2002 PRIVATE PLACEMENT
NAME OF PURCHASER                   DATE             SECURITIES  CONSIDERATION
Gregory H. Barnhill                 02/05/02         25,000          $40,000
Mark K. Fisher                      02/05/02         12,500          $20,000
Twins Lexand, LLC                   02/05/02         25,000          $40,000

Greystone Investments, LLP          02/05/02         25,000          $40,000
Eileen MacFarlane, Trust            02/05/02         25,000          $40,000
Siddle Family Trust                 02/05/02         25,000          $40,000
Colt Communications LLC             02/05/02         25,000          $40,000
Robert B. MacFarlane                02/05/02         25,000          $40,000
Allan MacDonnell                    02/05/02         25,000          $40,000
Blakeslee-Lane, Inc.                02/27/02         12,500          $20,000
Albert Pick III                     03/13/02         25,000          $40,000

With respect to the above sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 505 of Regulation D for the March 2000 Private Placement. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors or existing shareholders of the Company who were provided all material information regarding the private placements and all of the Company's reports filed with the Securities and Exchange Commission to date. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.


JUNE 2002 PRIVATE PLACEMENT
NAME OF PURCHASER                   DATE          SECURITIES  CONSIDERATION

Gene Auerbach                        05/30/02       25,000     $ 25,000
MidSouth Investor Fund, LP           06/05/02      100,000     $100,000
Garth E. Henley Living Trust         06/05/02       50,000     $ 50,000
John F. Nicolai                      06/11/02       30,000     $ 30,000
Peter H. Newell                      06/12/02       30,000     $ 30,000
Strang Mechanical Inc.
Employee's Retirement Trust          06/12/02       16,000     $ 16,000
Patrick Galuska                      06/20/02       10,000     $ 10,000
Robert R. Blakely                    06/30/02        5,000     services
Jesse B. Shelmire                    06/30/02        5,000     services
Scott R. Griffith                    06/30/02        5,000     services

Robert R. Blakely, Jesse B. Shelmire and Scott R. Griffith are principals of Stonegate Securities, Inc., of Dallas, Texas. Each is the holder of a warrant to acquire 5,000 shares at $1.00 per share. These warrants were issued in connection with Stonegate Securities, Inc., placement of shares sold in June 2002.

With respect to the above sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 505 of Regulation D for the March 2000 Private Placement. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors or existing shareholders of the Company who were provided all material information regarding the private placements and all of the Company's reports filed with the Securities and Exchange Commission to date. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

AUGUST/September 2002

NAME OF PURCHASER                   DATE          SECURITIES  CONSIDERATION

Colt Communications LLC             08/27/02         200,000  $100,000
Jerry A. Moore                      08/29/02          60,000  services
Colt Communications LLC             09/17/02          85,000   $48,450
Colt Communications LLC             09/17/02          65,000  services
SPS, LLC                            09/17/02          50,000   $28,500
UTEK Corporation                    09/17/02         120,000  services

With respect to the above sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors or existing shareholders of the Company who were provided all material information regarding the private placements and all of the Company's reports filed with the Securities and Exchange Commission to date. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

ITEM 27.  EXHIBITS.

The following Exhibits are filed as part of this registration statement pursuant to Item 601 of Regulation S-B:

3.1 (1)(13) -- Articles of Incorporation, Articles of Amendment and Bylaws
4.1 (1) -- Form of Class A Warrant
4.2 (1) -- Form of Class Z Warrant
4.3 (1) -- Form of Common Stock Certificate
4.4 (1) -- Warrant Agreement
4.5 (2) -- March 2000 Warrant
4.6 (3) -- January 2001 Warrant
4.7 (4) -- Convertible Debenture
4.8 (5) -- Convertible Debenture Purchase Agreement
4.9 (6) -- Convertible Debenture Warrant
5.1 -- Opinion of Dennis Brovarone, Attorney at Law,
10.1 (1) -- Employment Contract/Michael L. Krall
10.2 (7) -- Manufacturing, Licensing and Distribution Agreement dated March 26, 2001
10.3 (8) -- Axenhol License Agreement
10.4 (9) -- Weaver - Roach X Assignment
10.5 (9) -- Dodo Agreement [CONFIDENTIAL TREATMENT REQUESTED FOR CERTAIN OMITTED
                            INFORMATION FILED SEPARATELY]
10.6 (8) -- Promissory Note of Michael Krall
10.7 (8) -- Promissory Note of Gary Brownell
10.8 (9) -- Nutripure Dealer Agreement
10.9 (9) -- Sales Finance Agreement
10.10 (10) -- ETIH2O, Inc., Acquisition Agreement
10.11 (11) -- NVID Litigation Settlement Agreement
10.12 (12) -- Addendum #1 to NVID Settlement Agreement
23.1 -- Consent of Dennis Brovarone, Attorney at Law (see opinion)
23.2 -- Consent of Miller and McCollom, Certified Public Accountants.

(1) Incorporated by reference from Form SB-2 registration statement SEC File # 333-00434 effective August 8, 1996
(2) Incorporated by reference from S-3 registration statement, SEC File #333-36248 effective on May 17, 2000
(3) Incorporated by reference from S-3 registration statement, SEC File #333-55758 effective on February 26, 2001
(4) Incorporated by reference from S-3 registration statement, SEC File #333-61664 filed on May 25, 2001
(5) Incorporated by reference from pre-effective amendment no. 1 to S-3 registration statement, SEC File #333-61664 filed on July 10, 2001
(6) Incorporated by reference from pre-effective amendment no. 2 to S-3 registration statement, SEC File #333-61664 filed on August 13, 2001
(7) Incorporated by reference from Current Report on Form 8-K filed on May 24, 2001 as amended on October 19, 2001
(8) Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2000 filed on October 19, 2001
(9) Incorporated by reference from Amended Form 10QSB for the nine month period ended April 30, 2001 filed on October 19, 2001
(10) Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2001 filed on November 13, 2001
(11) Incorporated by reference from Current Report on Form 8-K filed on December 6, 2001
(12) Incorporated by reference from Amended Current Report on Form 8-K filed on December 7, 2001
(13) Incorporated by reference from the Annual Report on Form 10KSB for the fiscal year ended July 31, 2002 filed on October 29, 2002.

ITEM 28.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES

In accordance with the requirements of the Securities Act of 1933 as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of El Cajon, State of California on November 25, 2002.


INNOVATIVE MEDICAL SERVICES

By: /s/  MICHAEL L. KRALL
---------------------------
Michael L. Krall
Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE                     TITLE                    DATE

/s/  MICHAEL L. KRALL    President, Chief Executive    November 25, 2002
-----------------------  Officer and Director
Michael L. Krall

/s/  GARY BROWNELL       Chief Financial Officer,      November 25, 2002
-----------------------  Director
Gary Brownell


/s/  DENNIS BROVARONE    Director                      November 25, 2002
-----------------------
Dennis Brovarone

/s/  DONNA SINGER        Director                      November 25, 2002
-----------------------
Donna Singer

/s/  GREGORY BARNHILL    Director                      November 25, 2002
-----------------------
Gregory Barnhill


/s/  PATRICK GALUSKA     Director                      November 25, 2002
----------------------
Patrick Galuska

/s/  EUGENE PEISER       Director                      November 25, 2002
----------------------
Eugene Peiser



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